Exhibit 1

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF APRIL 5, 2023

The information included in this Exhibit 1 supplements the information about the Federative Republic of Brazil (the “Republic” or “Brazil”) contained in Brazil’s annual report for the year ended December 31, 2021, on Form 18-K filed with the Securities and Exchange Commission on July 7, 2022, as may be amended from time to time. To the extent the information in this Exhibit 1 is inconsistent with the information contained in such annual report, the information in this Exhibit 1 replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

COVID-19

As of April 4, 2023, Brazil had reported 37.3 million confirmed cases of COVID-19, since the beginning of the COVID-19 pandemic, of which 700,556 were fatal (resulting in a 1.9% COVID-19 mortality rate in the country). Brazil has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, among other things, granting decision making authority to local governmental entities (i.e., states and municipalities) with respect to measures to be taken in response to the outbreak. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity.

As of March 22, 2023, 81.82% of the Brazilian population had completed the full COVID-19 vaccination cycle (two doses) and 88.08% of the population had received at least one dose of the COVID-19 vaccine. As of March 22, 2023, 58.70% of the population had also received a third dose of the COVID-19 vaccine.

The Republic expects to acquire up to 150 million vaccine doses by the end of 2023. By December of 2022, 81 million doses had already been delivered, and the remaining 69 million doses are expected to be delivered by the second quarter of 2023. The Republic began administering a bivalent COVID-19 vaccine on February 27, 2023. The bivalent booster doses will be first given to people at higher risk of developing severe forms of COVID-19, such as senior citizens over 60 years and people with disabilities.

As of February 27, 2023, the bivalent vaccine against COVID-19 began to be applied across the country. The vaccine improves immunity against the original strain virus and also against the Omicron variant and has a safety and efficacy profile similar to that of monovalent vaccines.

The Republic has adopted several stimulus measures in reaction to the COVID-19 crisis. In 2022, the expenditures related to such measures amounted to R$20.8 billion. These measures, as currently approved or proposed, include, among other things, (i) measures to provide financial assistance to individuals and companies, (ii) the allocation of resources for medical treatment for Brazilian citizens and investing in appropriate protective equipment, and (iii) the implementation of a plan for the purchase and administration of COVID-19 vaccines.

THE FEDERATIVE REPUBLIC OF BRAZIL

Population

According to estimated figures, Brazil’s population declined from 213.3 million in 2021 to 207.8 million in 2022. The decline in population is explained in part because the population figures are based on the 2010 census performed by the Brazilian Institute of Geography and Statistics, which predicted an average annual growth rate of 0.7% and does not reflect the effects of the COVID-19 pandemic, resulting in an inflated population figure for 2021.

Political Developments

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators who support former president Jair Bolsonaro and who did not accept the election results invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (STF, for its acronym in Portuguese). About three hours after the invasion had begun, the police were able to gain control of the riot.

On January 8, 2023, the President of the Republic, Luiz Inácio Lula da Silva, signed a decree ordering a federal intervention for public security reasons by the Federal Government of the Federal District, which includes Brazil’s capital, Brasilia. According to the decree, the intervention period expired on January 31, 2023.

1

On January 9, 2023, Ibaneis Rocha, the governor of the Federal District, was suspended from his office for 90 days amid allegations that local forces had failed to stop the invasion of key government buildings.

On January 10, 2023, Minister Alexandre de Moraes, of the Federal Supreme Court, ordered the arrest of Brasilia’s top public security official, the then Security Secretary Anderson Torres. Torres was arrested on January 14, 2023 by the Federal Police.

The public security intervention by the Federal Government in the Federal District, instituted on January 8, 2023, ended on January 31, 2023.

On February 14, 2023, the Federal Police began the sixth phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify who participated, financed or in some way encouraged the acts of vandalism that culminated in the plundering of the National Congress, Planalto presidential palace and Federal Supreme Court buildings on January 8, 2023. The accused could be charged with crimes such as coup d’etat, qualified damage to property (dano qualificado), criminal association and criminal incitement.

On March 20, 2023, the Attorney General’s Office (PGR, for its acronym in Portuguese) identified to the Federal Supreme Court over 150 people accused of participating in the anti-democratic acts of January 8, 2023. The new complaint accuses 16 of executing a crime and 134 of instigating a crime. So far, 1,187 people have been criminally charged for the acts.

Investigations

On February 10, 2023, Minister Cármen Lúcia, of the Federal Supreme Court, initiated five lawsuits against former president Jair Bolsonaro in the Federal Regional Court of the 1st Region in the Federal District. The lawsuits, presented by members of congress and civil society organizations, called for the investigation of the former president for statements threatening the Judiciary and promoting an institutional rupture in the country during independence day celebrations on September 7, 2021.

Cabinet Changes

On January 1, 2023, the new president, Luís Inácio Lula da Silva, swore in the 34 cabinet officials listed below, each of whom holds minister status:

•	Sônia Guajajara – Ministry of Indigenous Peoples

•	Rui Costa – Office of the President’s Chief of Staff

•	Flávio Dino – Ministry of Justice and Public Security

•	Fernando Haddad – Ministry of Finance

•	Simone Tebet – Ministry of Planning and Budget

•	Aniele Franco – Ministry of Racial Equality

•	Cida Gonçalves – Ministry of Women

•	José Múcio Monteiro – Ministry of Defense

•	Mauro Vieira – Ministry of Foreign Relations

•	Renan Filho – Ministry of Transportation

•	Nísia Trindade – Ministry of Health

•	Margareth Menezes – Ministry of Culture

•	Ana Moser – Ministry of Sports

•	Carlos Fávaro – Ministry of Agriculture

•	Camilo Santana – Ministry of Education

•	Alexandre Silveira – Ministry of Mines and Energy

•	André de Paula – Ministry of Fishing and Aquaculture

•	Luciana Santos – Ministry of Science, Technology, and Innovation

•	Marina Silva – Ministry of Environment and Climate Change

•	Esther Dweck – Ministry of Management and Innovation in Public Services

•	Carlos Lupi – Ministry of Social Security

•	Waldez Góes – Ministry of Integration and Regional Development

•	Alexandre Padilha – Secretariat of Institutional Relations

•	Daniela Carneiro – Ministry of Tourism

•	Silvio Almeida – Ministry of Human Rights

•	Márcio França – Ministry of Ports and Airports

•	Paulo Teixeira – Ministry of Agricultural Development and Family Agriculture

•	Juscelino Filho – Ministry of Communications

•	Luiz Marinho – Ministry of Labor and Employment

•	Márcio Macedo – Office of the President’s Secretariat-General

•	Vinícius Marques Carvalho – Office of the Controller-General (CGU)

•	Jorge Messias – Office of the Attorney General (AGU)

•	Gonçalves Dias – Institutional Security Cabinet (GSI)

•	Geraldo Alckmin – Ministry of Development, Industry, Trade, and Services

2022 Federal and State Elections

On October 30, 2022, in a second round of voting, candidate Luiz Inacio Lula da Silva was elected for a third term as president of the Republic of Brazil, an office he last held in 2010.

Legislative Reforms

On December 21, 2022, the National Congress enacted the Transition PEC (proposal to amend the Constitution). Following Constitutional Amendment 126/2022, the new government will add R$145 billion to the spending ceiling, R$70 billion of which will be used to fund the Auxílio Brasil (renamed Bolsa Família in 2023), a monthly allowance of R$600 per family with an additional R$150 per child six years of age and under. The other R$75 billion can be allocated to expenses such as health policies (R$16.6 billion), including the Popular Pharmacy program and the real increase in the minimum wage (R$6.8 billion). The PEC also opens fiscal space for another R$23 billion in investments for a period of one year.

On January 1, 2023, President Luís Inácio Lula da Silva signed a series of decrees and provisional measures that change gun control policy, change policies on deforestation, maintain the federal tax exemption on fuels, restructure the Presidency of the Republic and its ministries, and keep the allowance under the Bolsa Família income transfer program at a monthly amount of R$600 per person, plus R$150 per child up to six years of age.

On January 12, 2023, the Minister of Finance, Fernando Haddad, presented a set of economic measures aiming at fiscal recovery. The announced measures have among their objectives the reduction of tax litigation and avoidance of tax distortions.

On March 31, 2023, the Minister of Finance, Fernando Haddad, announced the proposal for a new fiscal framework which aims to bring the fiscal deficit to zero by 2024. The proposal would limit the spending growth in each year to 70% of primary revenue over the past 12 months. Moreover, the increase in real public expenditures would be limited between 0.6% and 2.5% per year.

Employment and Labor

Employment Levels

From January 1, 2023, to February 28, 2023, formal employment increased by 0.77%, with the creation of 326,356 jobs, compared to an increase of 1.18% from January 1, 2022, to February 28, 2022, with the creation of 478,862 jobs in the period.

In the fourth quarter of 2022, the unemployment rate in Brazil was 7.90%, a decrease of 0.80% percentage points compared to the third quarter of 2022, and a decrease of 3.20% compared to the fourth quarter of 2021.

Wages

As of January 1, 2023, the minimum monthly wage for 2023 was set at R$1,302.00, representing an increase of 7.42% compared to the 2022 minimum monthly wage of R$1,212.00.

The budgetary law for 2023 (“2023 Budgetary Guidelines”) estimated a minimum monthly wage of R$1,294.00, considering the National Consumer Price Index (Índice Nacional de Preços ao Consumidor or “INPC”) at 3.30%. However, in light of an effective INPC of 5.81% in 2022, on December 12, 2022, the Federal Government enacted a provisional measure to increase the minimum monthly wage to R$1,302.00, pursuant to the Constitution of the Republic, with the aim of avoiding loss in purchase power, plus a real gain of around 1.50%.

The minimum monthly wage for 2024 is currently forecasted at R$1,337.00, representing an increase of 2.69% compared to the 2023 minimum monthly wage of R$1,302.00.

On February 16, 2023, President Luiz Inácio Lula da Silva confirmed that the government will raise the minimum wage to R$1,320.00 in May 1, 2023.

Social Security

On February 28, 2023, (i) the monthly benefits accumulated in the preceding 12-month period paid by the Brazilian Social Security System increased by 3.52% compared to the immediately prior 12-month period; and (ii) the Brazilian Social Security System payments increased by 4.43%, when compared to February 28, 2022 (in real terms).

Environment

On November 3, 2022, the Federal Supreme Court determined that the Federal Government should reactivate the Amazon Fund, originally created to raise funds and finance measures to protect the environment in the region. By decision of the Court, the Federal Government will have a period of 60 days to comply with the measure. The fund was created in 2008 and receives donations from international institutions and governments to finance actions to prevent and combat deforestation in the Amazon. In 2019, Germany and Norway suspended transfers to new projects after the Brazilian government presented suggestions for changing the application of resources and extinguishing collegiate fund management.

On January 31, 2023, the Federal Government published a decree that determines actions to face the emergency in public health and to combat illegal mining in the indigenous Yanomami territory. The decree authorizes the Ministries of Defense, Health, Development and Social Assistance, Family and Fight against Hunger and Indigenous Peoples to take measures and mobilize resources to address the situation.

On February 10, 2023, the Federal Police began to implement actions to interrupt the logistics of and eradicate illegal mining in indigenous Yanomami lands. The actions take place within the scope of Operation Liberation, which will be ongoing until legitimacy is restored in Yanomami land.

On March 6, 2023, the National Treasury released a note on Sustainable Public Securities (Environmental + Social). The National Treasury has been making efforts to build a framework of sustainable sovereign securities, which will serve as a reference for an active and constant presence in the thematic issuances market for the coming years. There is still no estimated date for the release of the framework. However, the expectation is that this process will be completed in time for a sustainable bond (environmental + social) to be issued in 2023.

THE BRAZILIAN ECONOMY

Economy in 2023

In 2023, the challenging global economic scenario due to inflation and elevated interest rates, which could lead to a slowdown or even a recession in the United States and Europe, is likely to exert pressure on the Brazilian economy, However, the reopening of China in the first half of 2023 is expected to be positive for Brazil, due to the number of Brazilian companies that export commodities to the Asian country. At the domestic level, the Federal Government has stated that it sees 2023 is an opportune year to advance the reform agenda, such as tax reform, preserving the microeconomic advances of recent years, and reinforcing the commitment to fiscal sustainability. In this context, the Federal Government has stated that domestic economic growth is expected to be slower than in 2022, in a context marked by high interest rates and inflation above the target. In the more optimistic scenario, progress in structural reforms and stronger fiscal responsibility could favor economic growth and lead to a decrease in structural interest rates.

Gross Domestic Product

In the fourth quarter of 2022, GDP decreased by 0.20% compared to the third quarter of 2022. Compared to the fourth quarter of 2021, GDP increased by 2.90% in the fourth quarter of 2022, measured on a cumulative 12-month basis. The GDP results from the fourth quarter of 2022 were mainly influenced by the industrial sector, which decreased by 0.30%, and the service sector, which increased by 0.20%, in each case compared to the third quarter of 2022.

Principal Sectors of the Economy

Public Utilities

Electricity prices are regulated by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or “ANEEL”) following a tariff flag system for electricity generation. The green, yellow, red flags (levels 1 and 2) indicate whether the energy will cost more or less depending on the generation conditions. The green flag corresponds to regular tariff price charged under regular hydrological conditions, and the yellow and red flags result in additional charges on top of regular tariffs, in case of moderate or severe water scarcity conditions.

Following favorable hydrological conditions in recent months, on April 15, 2022, ANEEL replaced the red flag tariff with the green flag tariff, and from May 2022 through January 2023, additional charges were no longer imposed on electricity bills. The green tariff flag was maintained for the ninth month in a row as of January 2023.

Privatizations

From 2019-2022, the Investment Partnership Program (Programa de Parcerias de Investimentos or “PPI”) included 168 active projects, totaling R$908.5 billion in investments, including 49 airports, 35 ports, 7 roads and 7 railways concessions. In addition, the Federal Government will assist states and municipalities in carrying out several other projects involving water supply and waste disposal concessions.

On May 18, 2022, the Federal Audit Court (Tribunal de Contas da União, or “TCU”) approved by 7 votes to 1, the privatization model of Eletrobras, a state-owned company considered the largest energy company in Latin America. This was the last pending step for the government to be able to carry out the privatization process of the company.

On June 14, 2022, the privatization of Eletrobras was officially completed with a ceremony at the B3 stock exchange.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

The Selic interest rate is the main monetary policy instrument available to the Central Bank. The monetary policy transmission mechanisms are the channels through which changes in the Selic affect the behavior of other economic variables, mainly prices and output. Monetary policy affects prices in the economy by influencing (i) the decision between consumption and investment by families and companies, (ii) the exchange rate, (iii) the price of assets, and (iv) credit availability, among others.

When the Selic rate rises, real interest rates also tend to rise. The increase in the real interest rate, in turn, can lead to a decrease in investments by companies and a decrease in consumption by families - which, in turn, tends to reduce the demand for goods and services in the economy, contributing to for the reduction of inflation.

On March 3, 2023, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or “COPOM”) maintained the Selic interest rate at the level of 13.75% per annum.

Inflation

From January 1, 2023, to February 28, 2023, the IPCA increased by 0.84%. With respect to the 12-month period ended on February 28, 2023, the index increased 5.60%, 0.17% below the rate of 5.77% registered in the 12 immediately previous months.

COPOM publishes a number of inflation projections based on different hypothetical scenarios. In its baseline scenario, assuming an interest rate path extracted from the Focus survey (a survey of market expectations for economic indicators carried out by the Banco Central do Brasil or “BCB”) and exchange rate starting at R$5.25 to US$1.00 and evolving according to the purchase power parity (PPP), inflation projections stand at 5.8% for 2023 and 3.6% for 2024. In this scenario, inflation projections for administered prices are 10.2% for 2023 and 5.3% for 2024.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.0762 to US$1.00 (sell side) on April 4, 2023.

Financial Institutions

BNDES

In April 2023, the CMN decreased the long-term interest rate used for loans granted by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Econômico e Social or “BNDES”) (Taxa de Juros de Longo Prazo or “TJLP”) from 7.37% to 7.28% per annum for the second quarter of 2023. As of April 2023, the long-term rate (Taxa de Longo Prazo or “TLP”) applicable for new BNDES loans was IPCA, plus 6.05% per annum.

Banking Supervision

Loan Loss Reserves

As of February 2023, the level of credit operations in arrears for over 90 days was at 3.30%, a 0.11% increase compared to January 2023 (3.19%). As of February 2023, the level of credit operations in arrears with respect to credits granted to families was 4.09%, a 0.04% increase compared to January 2023 (4.05%). Arrears of credits provided to legal entities increased in February 2023, when compared to January 2023 (from 1.86% to 2.08%).

BALANCE OF PAYMENTS

As of February 28, 2023, the current account registered a deficit of US$54.41 billion (2.78% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a surplus of approximately US$275.00 million, (ii) the financial account registered a deficit of US$56.10 billion and (iii) foreign direct investment amounted to US$88.00 billion (4.49% of GDP).

Brazil’s total official reserves declined from US$363.7 billion in 2021 to US$337.7 billion in 2022, mainly due to a lower return on investment from international reserves as a result of market factors such as higher interest rates and the appreciation of the US dollar against other currencies that make up the international reserves (approximately 8%).As of March 30, 2023, the volume of international reserves amounted to US$340.81 billion (17.57% of GDP).

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2019 through 2022 and the budgeted amounts for 2023.

Table No. 1

Primary Balance of the Central Government (1)

(In Billions of Reais)

	2019	2020	2021	2022	2023 Budget(5)
1 – Total Revenues	2,029.1	1,763.2	2,144.2	2,352.3	2,357.6
1.1 – RFB Revenues (2)	1,175.5	1,080.7	1,328.4	1,414.7	1,474.3
1.2 – Fiscal Incentives	(0.1)	(0.2)	(0.2)	(0.1)	(0.0)
1.3 – Social Security Net Revenues	512.7	485.4	511.8	544.1	595.1
1.4 – Non-RFB Revenues	340.9	197.2	304.2	393.6	303.9
2 – Transfers by Sharing Revenue	357.7	317.0	392.3	464.8	460,0
3 – Total Net Revenue	1,671.3	1,446.2	1,751.9	1,887.5	1,915.7
4 – Total Expenditures	1,788.5	2,344.6	1,792.0	1,830.4	2,023.2
4.1 – Social Security Benefits	777.4	799.6	789.2	809.5	858.8
4.2 – Personnel and Social Charges	388.6	386.3	365.6	343.4	365.0
4.3 – Other Mandatory Expenditures	242.9	868.5	340.5	300.9	282.7
4.4 – Discretionary expenditures – All Branches	379.6	290.2	296.7	376.6	516.8
5 – Brazilian Sovereign Wealth Fund (FSB)	0.0	0.0	0.0	0.0	0.0
6 – Primary Balance (3)	(117.2)	(898.4)	(40.2)	57.1	(107.6)
7 – Methodological Adjustment	8.5	2.4	(0.4)	0.6	—
8 – Statistical Discrepancy	(0.7)	(4.7)	(0.5)	0.3	—
9 – Central Government Primary Balance (4)	(109.4)	(900.8)	(41.1)	58.0	—
10 – Nominal Interest	(385.1)	(321.2)	(449.1)	(509.3)	—
11 – Central Government Nominal Balance (4)	(494.5)	(1,222.0)	(490.2)	(451.3)	—

Note:	Numbers may not total due to rounding.
(1)	Consolidated accounts of (i) the National Treasury; (ii) Social Security System; and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in 2023 Budget Law and reviewed by the Primary Revenue and Expenditure Report (March 2023).

Source: National Treasury

The following table sets forth the expenditures of the Federal Government by function for 2019 through 2022 and the budgeted amounts for 2023. The figures in the table below are not directly comparable to those set forth in Table No. 2 above, entitled “Primary Balance of the Central Government”, given that the expenditures set forth in Table No. 2 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 3 below).

Table No. 2

Expenditures of the National Treasury by Function

(In Millions of Reais)

	2019	2020	2021	2022	2023 Budget (1)
Legislative	6,573.1	6,305.4	6,428.5	6,633.8	10,079.3
Judiciary	32,621.9	31,448.0	31,549.4	34,872.3	45,222.9
Essential to Justice	6,426.9	6,635.8	6,663.2	7,091.9	9,438.1
Administration and Planning	22,978.8	22,229.0	22,503.6	23,632.6	28,384.6
National Defense	78,465.7	76,588.4	78,191.7	81,277.2	89,501.8
Public Security	8,449.2	9,872.1	9,613.5	10,981.9	14,923.9
Foreign Affairs	3,093.7	3,647.0	3,652.3	3,725.9	4,380.7
Social Assistance	94,914.7	412,348.8	161,127.0	196,869.6	272,505.7
Social Security	725,885.6	764,238.7	804,532.0	894,750.2	961,421.8
Health	113,907.8	151,122.6	161,392.8	136,174.1	172,672.7
Labor	72,480.8	75,874.9	65,833.2	92,364.2	96,156.8
Education	88,224.8	82,166.2	90,093.9	104,466.7	142,741.7
Culture	715.7	581.2	584.9	591.4	5,876.1
Citizenship Rights	828.9	885.8	597.6	662.3	1,514.4
Urban Planning	1,383.2	1,270.6	1,123.5	1,407.0	8,727.3
Housing	11.7	2.0	2.1	2.6	266.7
Sanitation	454.2	825.7	445.5	316.9	1,143.7
Environmental Management	3,158.2	3,433.2	2,894.1	2,851.6	6,262.8
Science and Technology	6,278.8	6,011.3	4,728.7	8,111.6	14,573.6
Agriculture	14,355.2	12,438.8	16,036.7	21,496.4	36,905.2
Agricultural Organization	1,345.9	1,287.8	983.3	1,403.2	1,725.2
Industry	1,610.1	1,458.4	1,471.1	1,560.2	2,111.7
Commerce and Services	1,782.6	6,908.7	1,683.3	1,574.5	4,698.7
Communications	1,122.6	1,491.0	1,961.2	3,023.8	3,523.1
Energy	2,261.5	1,223.9	1,568.1	1,241.1	1,415.8
Transportation	8,530.8	7,756.9	6,432.2	7,625.9	26,261.4
Sports and Leisure	159.3	101.7	213.9	293.0	919.9
Special Charges (2)	957,429.6	1,151,227.9	1,009,336.7	1,030,754.8	3,168,916.2
Contingency Reserve (3)	—	—	—	—	69,630.5
Subtotal	2,255,451.5	2,839,381.7	2,491,644.2	2,675,756.7	5,201,902.1
Refinancing Charges	476,775.2	723,323.4	1,399,617.9	1,425,069.6	—
Total	2,732,226.7	3,562,705.1	3,891,262.1	4,100,826.2	5,201,902.1

(1)	Estimates.
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications, and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events, and other unexpected events or risks.

Source:	Ministry of Finance/National Treasury and Federal Budget Secretariat.

2022 Budget

The 2022 Budgetary Guidelines set a nominal primary deficit of R$177.49 billion (2.00% of estimated GDP) for the consolidated public sector in 2022. The macroeconomic parameters contemplated by the bill anticipate inflation at 3.50% and a projected GDP growth of 2.50% for 2022. The 2022 Budgetary Guidelines were sent to Congress for approval on April 15, 2021 and were enacted on August 20, 2021. On December 21, 2022, the 2022 budget law was approved by Congress and was enacted on January 21, 2022 (the “2022 Budget Law”).

The following table sets forth the assumptions that were included in the 2022 Budget Law.

Table No. 3

Principal 2022 Budget Assumptions

As of December 31, 2022
Gross Domestic Product
Nominal GDP (billions of Reais)	9,934.40
Real GDP Growth	3.10%
Inflation
Domestic Inflation (IPCA)	5.75%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE).

2023 Budget

The 2023 Budgetary Guidelines set a nominal primary deficit of R$69.01 billion (0.66% of estimated GDP) for the consolidated public sector in 2023. The macroeconomic parameters contemplated by the bill anticipate inflation at 3.30% and a projected GDP growth of 2.50% for 2023. There is no assurance that such assumptions will prevail, and it is likely that such outcomes will vary.

The 2023 Budgetary Guidelines were sent to Congress for approval on July 12, 2022 and were enacted on August 9, 2022.

Table No. 4

Principal 2023 Budget Assumptions

As of February 28, 2023
Gross Domestic Product
Nominal GDP (billions of Reais)	10,711,6
Real GDP Growth	1.61%
Inflation
Domestic Inflation (IPCA)	5.31

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE).

Fiscal Balance

In February 2023, the consolidated public sector registered a primary deficit of R$ 26.45 billion. For the 12-month period ended February 28, 2023, the accumulated balance registered a surplus of R$ 93.25 billion (0.93% of GDP).

In February 2023, the Brazilian Social Security System registered a deficit of R$ 21.05 billion, 4.70% higher (in real terms) than the deficit registered in February 2022. For the 12-month period ended February 28, 2023, the deficit of the Brazilian Social Security System totaled R$ 269.93 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended February 28, 2023, reached R$ 264.10 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of February 28, 2023, Public Sector Net Debt was R$5,706.73 billion (56.64% of GDP) compared to R$5,047.57 billion (56.14% of GDP) as of February 28, 2022.

General Government Gross Debt

As of February 28, 2023, General Government Gross Debt was R$7,351.86 billion (72.96% of GDP) compared to R$7,001.66 billion (77.87% of GDP) as of February 28, 2022.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of February 28, 2023.

Table No. 5

Federal Public Debt Profile

	Feb/2023		Feb/2023	Jan/2023		Jan/2023	Feb/2022		Feb/2022
			%			%			%
Federal Public Debt (R$ bn)	R$	5,856.0	100.0%	R$	5,768.7	100.0%	R$	5,730.3	100.0%
Domestic	R$	5,616.9	95.9%	R$	5,534.7	95.9%	R$	5,490.3	95.8%
Fixed-rate	R$	1,390.0	23.7%	R$	1,354.1	23.5%	R$	1,540.9	26.9%
Inflation-linked	R$	1,832.3	31.3%	R$	1,830.8	31.7%	R$	1,693.7	29.6%
Selic rate	R$	2,379.9	40.6%	R$	2,335.6	40.5%	R$	2,241.0	39.1%
FX	R$	253.9	4.3%	R$	248.3	4.3%	R$	254.7	4.4%
Others		0.0	0.0%		0.0	0.0%		0.0	0.0%
External (R$ bn)	R$	239.1	4.1%	R$	234.0	4.1%	R$	240.0	4.2%
Maturity Profile
Average Maturity (years)		4.0			4.0			3.9
Maturing in 12 months (R$ bn)	R$	1,316.3		R$	1,305.2		R$	1,338.6
Maturing in 12 months (%)		22.5%			22.6%			23.4%

Source: National Treasury.

On January 23, 2023, the National Treasury released an Annual Borrowing Plan for 2023.

Table No. 6

Annual Borrowing Plan 2023(1)

	Limits for 2023
	Minimum	Maximum
Stock of Federal Public Debt (R$ Billion)
Federal Public Debt	6,400.0	6,800.0
Composition—%
Fixed Rate	23.0	27.0
Inflation Linked	29.0	33.0
Floating Rate	38.0	42.0
Exchange Rate	3.0	7.0
Maturity Profile
% Maturing in 12 months	19.0	23.0
Average Maturity (years)	3.8	4.2

(1)	As published on January 23, 2023.

Source: National Treasury.

Public Debt Management

Golden Rule

Based on the 2023 Budgetary Guidelines, budget execution is expect to be in compliance with the Golden Rule (as defined below). However, given the expected fiscal scenario, the Federal Government expects that it will be required to constantly monitor budget execution, with the possibility that it will need to resort to credit operations in an amount greater than capital expenditures, since the margins projected are only slightly positive of R$17.35 billion.

As of March 31, 2023, the budget execution is within the Golden Rule margin, in the amount of R$ 49.7 billion. For additional information on the Golden Rule, please refer to “Golden Rule” in the “Public Debt” section.

Internal Public Debt

Internal Public Debt Levels

In accordance with the fiscal consolidation program promoted by the Federal Government, new BNDES Early Repayments were settled in 2022, totaling R$72.31 billion, which resulted in total payments, including regular payments, of R$83.25 billion and a total of R$1.15 billion of total repayment (including only regular payments) in 2023 as of March 15, 2023. The proceeds of BNDES Early Repayments will be used by the National Treasury exclusively for public debt relief and compliance with the Golden Rule.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of February 28, 2023, the Federal Government had paid a total of R$53.94 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$30.99 billion), pursuant to the Special Recovery Regime (as defined below), (ii) the State of Minas Gerais (R$ 13.18 billion), (iii) the State of Goiás (R$4.10 billion), (iv) the State of Maranhão (R$1.20 billion), (v) the State of Rio Grande do Sul (R$1.00 billion), and (vi) the State of Pernambuco (R$866.27 million). The Federal Government is currently prevented by the Federal Supreme Court (Supremo Tribunal Federal or the “STF”) from recovering for any guarantees granted pursuant to the Special Recovery Regime. For more information on Federal Government guarantees, please refer to “Special Recovery Regime” in the “Public Debt” section.

Rating Agencies

In December 2022, Fitch confirmed Brazil’s long term foreign currency sovereign credit rating at BB-, and revised the outlook to stable from negative.